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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 10549



                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934

                             (Amendment No. ______)*

                          Canadian Superior Energy Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    136644101
--------------------------------------------------------------------------------
                                 (Cusip Number)

                                 March 16, 2004
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[X]    Rule 13d-1(b)

[_]    Rule 13d-1(c)

[X]    Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

POTENTIAL PERSONS WHO ARE TO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.

Cusip No.  136644101

--------------------------------------------------------------------------------
                               Page 1 of 10 pages

     1.    Names of Reporting Persons.
           I.R.S. Identification Nos. of above persons (entities only).

           1346049 Ontario Limited
           I.R.S. Identification No. - Not applicable
______________________________________________________________________________

     2.    Check the Appropriate Box if a Member of a Group (See Instructions)

           (a)     [X]

           (b)
______________________________________________________________________________

     3.    SEC Use Only
______________________________________________________________________________

     4.    Citizenship or Place of Organization.    Ontario, Canada
______________________________________________________________________________

                    5.   Sole Voting Power               0
Number of           __________________________________________________________
Shares
Beneficially        6.   Shared Voting Power         1,800
Owned               __________________________________________________________
by Each
Reporting           7.   Sole Dispositive Power          0
Person With:        __________________________________________________________

                    8.   Shared Dispositive Power    1,800
______________________________________________________________________________

     9.    Aggregate Amount Beneficially Owned by Each Reporting Person
           5,505,772*

     10. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

     11.   Percent of Class Represented by Amount in Row (9).    5.1%
______________________________________________________________________________

     12.   Type of Reporting Person (See Instructions)    HC
______________________________________________________________________________



________________________

*  See Item 4 below.

                               Page 2 of 10 pages

     1.    Names of Reporting Persons.
           I.R.S. Identification Nos. of above persons (entities only).

           Strategic Advisors Corp.
           I.R.S. Identification No. - Not applicable
______________________________________________________________________________

     2.    Check the Appropriate Box if a Member of a Group (See Instructions)

           (a)     [X]

           (b)
______________________________________________________________________________

     3.    SEC Use Only
______________________________________________________________________________

     4.    Citizenship or Place of Organization.    Ontario, Canada
______________________________________________________________________________

                    5.   Sole Voting Power       3,337,925
Number of           __________________________________________________________
Shares
Beneficially        6.   Shared Voting Power             0
Owned               __________________________________________________________
by Each
Reporting           7.   Sole Dispositive Power  3,337,925
Person With:        __________________________________________________________

                    8.   Shared Dispositive Power        0
______________________________________________________________________________

     9.    Aggregate Amount Beneficially Owned by Each Reporting Person
           5,505,772*

     10. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

     11.   Percent of Class Represented by Amount in Row (9).    5.1%
______________________________________________________________________________

     12.   Type of Reporting Person (See Instructions)    IA
______________________________________________________________________________



________________________

* See Item 4 below.

                               Page 3 of 10 pages

     1.    Names of Reporting Persons.
           I.R.S. Identification Nos. of above persons (entities only).

           Strategic Capital Partners Inc.
           I.R.S. Identification No. - Not applicable
______________________________________________________________________________

     2.    Check the Appropriate Box if a Member of a Group (See Instructions)

           (a)     [X]

           (b)
______________________________________________________________________________

     3.    SEC Use Only
______________________________________________________________________________

     4.    Citizenship or Place of Organization.    Ontario, Canada
______________________________________________________________________________

                    5.   Sole Voting Power      2,091,248
Number of           __________________________________________________________
Shares
Beneficially        6.   Shared Voting Power             0
Owned               __________________________________________________________
by Each
Reporting           7.   Sole Dispositive Power  2,091,248
Person With:        __________________________________________________________

                    8.   Shared Dispositive Power        0
______________________________________________________________________________

     9.    Aggregate Amount Beneficially Owned by Each Reporting Person
           5,505,772*

     10. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

     11.   Percent of Class Represented by Amount in Row (9).    5.1%
______________________________________________________________________________

     12.   Type of Reporting Person (See Instructions)    BD
______________________________________________________________________________



________________________

*  See Item 4 below.

                               Page 4 of 10 pages

     1.    Names of Reporting Persons.
           I.R.S. Identification Nos. of above persons (entities only).

           Randall Abramson
           I.R.S. Identification No. - Not applicable
______________________________________________________________________________

     2.    Check the Appropriate Box if a Member of a Group (See Instructions)

           (a)

           (b)
______________________________________________________________________________

     3.    SEC Use Only
______________________________________________________________________________

     4.    Citizenship or Place of Organization.    Ontario, Canada
______________________________________________________________________________

                    5.   Sole Voting Power          74,799
Number of           __________________________________________________________
Shares
Beneficially        6.   Shared Voting Power         1,800
Owned               __________________________________________________________
by Each
Reporting           7.   Sole Dispositive Power     74,799
Person With:        __________________________________________________________

                    8.   Shared Dispositive Power    1,800
______________________________________________________________________________

     9.    Aggregate Amount Beneficially Owned by Each Reporting Person
           5,505,772*

     10. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

     11.   Percent of Class Represented by Amount in Row (9).    5.1%
______________________________________________________________________________

     12.   Type of Reporting Person (See Instructions)    HC
______________________________________________________________________________



________________________

See Item 4 below.

                               Page 5 of 10 pages

ITEM 1.

     (a)  NAME OF ISSUER:

          Canadian Superior Energy Inc.

     (b)  ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

          400 3rd Avenue SW
          Suite 3300
          Calgary, Alberta CN T2P 4H2


ITEM 2.

     (a)  NAMES OF PERSONS FILING:

          This joint filing statement is being filed by 1346049 Ontario Limited ("Holdco"); Strategic Advisors Corp. ("SAC"); Strategic Capital Partners Inc. ("SCPI"); Randall Abramson ("Abramson"); and the group the above-named persons comprise. Holdco, SAC, SCPI, Abramson and the group they comprise are each sometimes referred to as a Reporting Person and, collectively, referred to as Reporting Persons. Holdco is a parent holding company for its operating subsidiaries, SCPI and SAC. SAC is a Canadian investment adviser and is also registered as an investment adviser under the Investment Advisers Act of 1940, as amended. SCPI is a Canadian investment dealer. Abramson serves as Director, Chief Executive Officer, President, Secretary and Treasurer of Holdco; Director, Chief Executive Officer, Secretary, Treasurer and Portfolio Manager of SAC; and Director, Chief Financial Officer, Vice-President, Portfolio Manager and Compliance Officer of SCPI. Holdco owns 100% of the outstanding voting stock of SCPI, and 75% of the outstanding voting stock of SAC. Abramson owns 82% of the outstanding capital stock of Holdco.

     (b)  ADDRESS OF PRINCIPAL BUSINESS OFFICE:

          The business address for Holdco, SCPI and Abramson is 1303 Yonge Street, Suite 101, Toronto, Ontario, Canada M4T 2Y9. The business address for SAC is 1311 Yonge Street, Toronto, Ontario, Canada M4T 3B6.

     (c)  CITIZENSHIP:

          See Item 4 of the cover sheet for each Reporting Person.

     (d)  TITLE OF CLASS OF SECURITIES:

          Common Stock, no par value

     (e)  CUSIP NUMBER:

          136644101

                               Page 6 of 10 pages

ITEM 3. NA


ITEM 4. OWNERSHIP

     (a)-(c) The responses of the Reporting Persons to items 5 through 11 on the cover pages are incorporated herein by reference. Since Abramson, Holdco, SAC and SCPI comprise a "group" within the meaning of Section 13(d)(3) of the Exchange Act of 1934, as amended, each Reporting Person is reporting beneficial ownership in accordance with Exchange Act Rule 13d-5(a). As of the close of business on March 16, 2004, the Reporting Persons' beneficial ownership of Common Stock, including an aggregate of 52,961 shares of Common Stock issuable upon the exercise of Warrants held by the Reporting Persons, was 5,505,772 shares. Of this amount, 74,799 shares of Common Stock were held by Abramson directly (including 6,833 shares owned by Abramson's spouse); 1,800 shares of Common Stock were held by Holdco directly; 2,091,248 shares of Common Stock were owned by advisory clients of SCPI and held in accounts managed by SCPI and 3,337,925 shares of Common Stock were owned by advisory clients of SAC and held in accounts managed by SAC. The foregoing amounts include 3,699, nil, 9,823 and 39,439 shares issuable upon the exercise of Warrants owned by (or in client investment accounts managed by), Abramson (including 1,333 owned by Abramson's spouse), Holdco, SCPI and SAC, respectively. Each Warrant reported herein is exercisable for one share of Common Stock at an exercise price of Cdn. $3.20 and expires on March 31, 2004.

     Abramson exercises sole voting and dispositive power over shares held directly by him and shared voting and dispositive power over shares held by Holdco. Holdco exercises shared voting and dispositive power over the shares held by it. SAC exercises sole voting and dispositive power over the shares held in discretionary investment accounts managed by it. SCPI exercises sole voting and dispositive power over the shares held in discretionary investment accounts managed by it. The Reporting Persons disclaim beneficial ownership in Common Stock owned by the directors and officers of the Reporting Persons (except to the extent that shares are held in discretionary investment accounts managed by SAC and SCPI), including 831,900 shares (including 147,000 shares issuable upon exercise of Warrants) owned directly or indirectly by Herbert Abramson, an officer, director and portfolio manager of SAC and SCPI. Herbert Abramson is the father of Randall Abramson.

     Percentage ownership responses are based on 107,060,517 shares of the Issuer issued and outstanding as at March 12, 2004, as orally advised by a representative of the Issuer.

                               Page 7 of 10 pages

ITEM 5. OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

     If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [_].

ITEM 6. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

     The clients of SAC and SCPI have the right to receive or the power to direct the receipt of dividends from, or the proceeds from, the sale of the shares reported as being owned by them. No individual clients' holdings of such shares are more than five percent of the Issuer's Common Stock.


ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

     See Items 2(a) and 4 above.


ITEM 8. IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

     A group has filed this schedule pursuant to Rule 13d-1(c). See Exhibit 1, which states the identity of each member of the group.


ITEM 9. NOTICE OF DISSOLUTION OF GROUP

          NA


ITEM 10. CERTIFICATION

     (a)  NA

     (b) By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                               Page 8 of 10 pages

                                    SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:  March 23, 2004


                                            1346049 ONTARIO LIMITED



                                            By: /s/ Randall Abramson
                                            ------------------------
                                            Randall Abramson
                                            Chief Executive Officer


                                            STRATEGIC ADVISORS CORP.



                                            By: /s/ Randall Abramson
                                            ------------------------
                                            Randall Abramson
                                            Chief Executive Officer


                                            STRATEGIC CAPITAL PARTNERS, INC.



                                            By: /s/ Randall Abramson
                                            ------------------------
                                            Randall Abramson
                                            Vice President



                                            /s/ Randall Abramson
                                            --------------------
                                            Randall Abramson

                               Page 9 of 10 pages

EXHIBIT 1

The members of the group filing this Schedule 13G are:

1.   1346049 Ontario Limited
2.   Strategic Advisors Corp.
3.   Strategic Capital Partners Inc.
4.   Randall Abramson

                               Page 10 of 10 pages